

Mail Stop 3561

February 13, 2018

Denis Razvodovskij
President
Newmarkt Corp.
P.O.Box 1408
5348 Vegas Drive
Las Vegas, Nevada 89108

>   **Re: Newmarkt Corp**
>   **Form 10-K for Fiscal Year Ended April 30, 2017**
>   **Filed July 27, 2017**
>   **Amendment No. 1 to Form 10-Q for Fiscal Quarter Ended July 31, 2017**
>   **Filed January 25, 2018**
>   **File No. 333-212821**

Dear Mr. Razvodovskij:

We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Lyn Shenk

Lyn Shenk
Branch Chief
Office of Transportation and Leisure